TICKET TO SEE INC.
               2620 Regatta Drive, Suite 102, Las Vegas, NV 89128
                            Telephone 1-888-970-9463
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                                                                   July 15, 2013

Via EDGAR

Mr. Justin Dobbie
Division of Corporation Finance
U.S. Securities and Exchange
Commission Washington, D.C. 20549

Re: Ticket To See Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 10, 2013
    File No. 333-187049

Dear Mr. Dobbie:

We refer to your letter of June 20, 2013 addressed to the Company with your comments on Amendment No. 2 to the Company's Registration Statement on Form S-1 filed June 10, 2013. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Description of Our Business, page 15

1. We note your response to our prior comment 4 and reissue. Please explain why you believe that your service will offer buyers a greater selection and "[m]ore value" than your competitors. Similarly, please explain how you will offer to sellers "[a]ccess to broader markets."

Response: We have removed the language.

Principal Products or Services and Their Markets, page 15

2. We note your response to our prior comment 6 and reissue. Please revise to clarify what is meant on page 16 by "fully automated, online structure." In doing so, please explain how your automated structure will distinguish you from the traditional online services. Similarly, please also explain how you plan on offering "simple online services that have little if any implementation costs associated with them, are very easy to use, and have a low fee structure . . . ."

Response: We have revised to further clarify "fully automated, online structure" and expanded upon the language about "simple online services..."

3. We note your response to our prior comment 8 and reissue. Please identify any publicly available sources of the information in support of management's conclusions about the market in which you intend to participate. For all other information gathered in support of these conclusions, please provide us with a summary of what information was gathered and from what source.

Response: We have added the online website of our main research source.

4. We note your statement that you "believe we will be able to operate with an advantage over our competition because we plan to work more closely with our clients and respond to user needs much faster, more efficiently and with better care than our much larger competitors." Please explain how you plan to do so when you have no dedicated customer service employees, and no current plans to hire any. If you think you will be able to work more closely with your clients because you will be operating on a much smaller scale than your competitors, please balance your disclosure accordingly.

Response: We have balanced our disclosure to add that we believe we will be able to work more closely with our clients due to our smaller scale of operations.

Distribution Methods of Products or Services, page 17

5. We note your response to our prior comment 10. You state in the second full paragraph on page 18 that there is no software for clients to buy and install, no special hardware required and no updates to worry about. Please revise this paragraph to disclose the process for implementing your system. In doing so, please explain what actions you will have to take from the time you enter into an agreement with a client until the time the system is fully functional and capable of selling tickets.

Response: From the time Ticket To See enters into an agreement with a client until the time the system is fully functional and capable of selling tickets we will advise clients that until our system is operational we won't be able to proceed with the contract and payments for service will not be required until this day.

Competition, Competitive Position in the Industry and Methods of Competition, page 21

6. We note your response to our prior comment 15 and reissue in part. Please revise your disclosure to remove qualitative marketing language in the statement that "because of our planned low service charges and fresh new approach to the industry, users and clients may opt to try something new."

Response: We have removed the marketing language.

Number of total employees and number of full time employees, page 24

7. We note your response to our prior comment 16 and reissue. Please reconcile your revised disclosure that Mr. Buckley will spend 35% of his time, or 12 hours per week, with your business with the revised disclosure on page 8 that he will spend 8 hours per week on your company. In this regard, please also revise your disclosure on page 30 that Mr. Buckley will spend 65% of his time on your company. Based on your disclosure that Mr. Buckley spends 48 hours per week at his full-time job and assuming that he spends 8 hours per week at your business, it appears that he will spend approximately 15% of his time with your business.

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
Response: Corrected to state Mr. Buckley will dedicate 15% of his time, or 8 hours, to the Company.

Management's Discussion and Analysis or Plan of Operation, page 26

Plan of Operation, page 26

8. We note your response to our prior comment 17 and reissue in part. Please reconcile the statement that "[d]eveloping extensive lists of prospective clients will require no additional costs as this task will be completed by management," with your disclosure on page 31 that Mr. Buckley will be "reimbursed for any out-of-pocket expenses he may incur on our behalf."

Response: We have added "at no charge to the company" to the disclosure. The reference on page 31 refers to incidental office expenses, not time from Mr. Buckley.

9. We note your response to our prior comment 18 and reissue. Please explain why only some of the costs described in your use of proceeds section are detailed here. For example, please explain why you anticipate a $2,500 cost for website development here, but only allocate $2,000 to administrative costs in the use of proceeds section. Similarly, please reconcile the $6,500 marketing cost anticipated here with the $9,000 allocated in the use of proceeds section. Please note that these are only examples, and that both sections should be revised until they reflect the same information. In doing so, please revise the use of proceeds section to briefly describe what you mean by each of the five categories of uses. Please explain, for example, the difference between advertising and marketing.

Response: We have revised the Use of Proceeds and the Plan of Operation sections to reflect the same information and clarified the titles for the categories of expenses.

10. We note your response to our prior comment 19 and reissue in part. Please revise this disclosure to provide a detailed discussion of the milestones of your business plan for the Phase II and Phase III portions, including the specific steps needed to accomplish each. Please also provide a timeline for reaching each milestone.

Response: We have revised the disclosure to provide the milestones in Phase II and Phase III and included the estimated timeframe for the milestones.

Director, Executive Officer, Promoter and Control Person, page 20

Executive Biography

11. Please revise to include a description of the specific experiences that make your director well suited for his role. Refer to Item 401(e)(1) of Regulation S-K.

Response: Management believes that Mr. Buckley's education in computer applications and systems along with his management and customer service experience makes him well suited for his role with the company.

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
We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated June 20, 2013. However, we will provide further information upon request.

Sincerely,


/s/ Aidan Buckley
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Aidan Buckley
President & Director

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